Please note that this letter and other documents are in draft form, and do not necessarily reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RENN Fund, Inc.
11520 North Central Expressway
Suite 162
Dallas, Texas 75243

April 17, 2017

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	RENN Fund, Inc. (the “Company” or “Fund”)
Investment Company Act Registration No.: 811-22299

Dear Ms. Larkin:

This correspondence is being submitted in response to the latest oral comments and suggestions provided by the staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on April 10, 2017, regarding the Commission’s review of the Company’s preliminary proxy statement (the “Proxy”).

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s responses.

1.
Staff Comment:  In the last bullet point in the response to the question under the caption “Additional Questions and Answers,” at the top of page (v), add the factual basis for Horizon’s belief that it will be able to grow the Fund’s assets over time, or if there is no factual basis for this belief, delete this bullet. The same changes should be made wherever this disclosure appears throughout the document.

Response:  The Fund responds by noting that it will revise the language to state that Horizon believes it will be able to grow the Fund’s assets over time through asset appreciation and potentially through a recapitalization transaction such as a rights offering to the Fund's shareholders, an at-the-market offering or other mechanism permitted by applicable regulations.

2.
Staff Comment:  The ability of Horizon to reduce Fund expenses is discussed in the sections of the Proxy Statement relating to Proposal One and Proposal Two.  The Staff believes this discussion is repetitive and more appropriately belongs only in the discussion of Proposal Two.  Therefore, delete the discussion of expense reductions from the section relating to Proposal One.

Response:  The Fund responds by stating it will remove references of Horizon’s ability to reduce Fund expenses from the discussion of Proposal One.

3.
Staff Comment:  The statements in the Proxy Statement that Horizon Kinetics believes it will be able to reduce overall Fund expenses by negotiating lower fees and costs for third-party services indicate a lower degree of certainty regarding the new adviser’s ability to reduce expenses than is reflected in the Fund’s letter to the Staff dated April 7, 2017, which states that Horizon has already negotiated favorable terms with its existing service providers.  This disclosure appears, for example, at the top of page 21 in the bullet following numbered paragraph 1.  Revise this disclosure, wherever it appears, to state that Horizon will be able to reduce Fund expenses by hiring third–party service providers that charge lower fees, or delete this disclosure if this is not supportable.

Response:  The Fund responds by noting that it will edit that language that appears on page 21 and elsewhere to reflect that Horizon will be able to reduce Fund expenses by reducing fees and costs for third-party services provided to the Fund.

4.
Staff Comment:  In the bullet point captioned “Investment Performance” on pages 7-8 of the Proxy Statement, be more specific about what historical performance of Horizon was evaluated by the Board, and what such performance was compared to.

Response:  The Fund responds by stating it will include language referring to the specific historical performance of Horizon evaluated by the Board, namely its various equity strategies (i.e., Large Cap, Small Cap, Strategic Value, Spin-Off) as well as the performance of various pooled investment vehicles managed by Horizon and its affiliates.

5.
Staff Comment:  In the comparison of the Fund’s current investment strategy and the proposed investment strategy, under the caption “Current Investment Objectives and Principal Investment Strategies” on page 13, clarify the distinction between the current investment objectives and the current advisor’s strategy to achieve those objectives.

Response:  The Fund responds by noting that it will change the sentence to read:  “The Fund’s current investment objective is to achieve income and long-term capital appreciation.  The Adviser’s strategy to achieve this objective is to invest in emerging growth companies…”.

If you have any questions regarding the enclosed, please do not hesitate to contact Lynne Marie Simon at 214-693-2661 or the undersigned at 214-891-8294.

Very truly yours,

/s/ Russell Cleveland
Russell Cleveland
President
RENN Fund, Inc.

cc: Thompson & Knight, LLP

2